                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   FORM 11-K


/X/ Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the fiscal year ending December 30, 2001.

                                      OR

/_/ Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.     Full title of the Plan:

       Mail-Well Corporation 401(k) Savings Retirement Plan for Union
       Employees


B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

       Mail-Well, Inc.
       8310 South Valley Highway
       Suite 400
       Englewood, Colorado 80112



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MAIL-WELL CORPORATION 401(K) SAVINGS

RETIREMENT PLAN FOR UNION EMPLOYEES

Financial Statements and Supplemental Schedule
For the year ended December 30, 2001




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            Mail-Well Corporation 401(k) Savings Retirement Plan
                             for Union Employees

                            Financial Statements
                          and Supplemental Schedule


                        Year ended December 30, 2001





                                  CONTENTS

Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)................9





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                       Report of Independent Auditors

The Trustees and Participants of
   Mail-Well Corporation 401(k)
   Savings Retirement Plan for Union Employees

We have audited the accompanying statements of net assets available for benefits of the Mail-Well Corporation 401(k) Savings Retirement Plan for Union Employees as of December 30, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 30, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                        ERNST & YOUNG LLP

Denver, Colorado
July 8, 2002

                                                                            1


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
                          Mail-Well Corporation 401(k) Savings Retirement Plan
                                           for Union Employees

                             Statements of Net Assets Available for Benefits



                                                                                   DECEMBER 30,
                                                                             2001                2000
                                                                      --------------------------------------
Investments, at fair value:
   Mutual Funds                                                           $6,052,441          $5,590,966
   Mail-Well Common Stock                                                    356,147             260,074
   Participant loans                                                         289,688             306,187
                                                                      --------------------------------------
Total investments                                                          6,698,276           6,157,227

Receivables:
   Employee contributions                                                     38,739              16,322
   Employer contributions                                                     20,229               6,965
                                                                      --------------------------------------
Total receivables                                                             58,968              23,287
                                                                      --------------------------------------
Net assets available for benefits                                         $6,757,244          $6,180,514
                                                                      ======================================


See accompanying notes.

                                                                           2


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

                                Mail-Well Corporation 401(k) Savings Retirement Plan
                                                for Union Employees

                             Statement of Changes in Net Assets Available for Benefits

                                           Year ended December 30, 2001


Investment income (loss):
   Net depreciation in fair value of investments                                              $ (592,339)
   Investment income                                                                             146,739
   Interest on loans to participants                                                              27,021
                                                                                          ------------------
Total investment loss                                                                           (418,579)

Contributions:
   Employee contributions                                                                      1,068,144
   Employer contributions                                                                        559,333
   Adjustments and forfeitures                                                                  (111,760)
                                                                                          ------------------
Total contributions                                                                            1,515,717

Asset transfers from other plans                                                                  76,141

Payment of benefits to participants                                                             (596,549)
                                                                                          ------------------
Increase in net assets available for benefits                                                    576,730

Net assets available for benefits, beginning of year                                           6,180,514
                                                                                          ------------------
Net assets available for benefits, end of year                                                $6,757,244
                                                                                          ==================


See accompanying notes.

                                                                           3



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            Mail-Well Corporation 401(k) Savings Retirement Plan
                             for Union Employees

                        Notes to Financial Statements

                              December 30, 2001


1. DESCRIPTION OF THE PLAN

The following description of the Mail-Well Corporation 401(k) Savings Retirement Plan for Union Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan was adopted effective December 1, 1999. The Plan is a salary deferral plan of Mail-Well Corporation (the "Company") for union employees. Full-time salaried employees become eligible the first day of the month following one year of service. Eligible employees, where collectively bargained, become eligible according to the terms of the collective bargaining agreements.

CONTRIBUTIONS

Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan document and as limited by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's Board of Directors. No discretionary contributions were made to the Plan in 2001.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of Company contributions and Plan earnings, and is charged with an allocation of administrative expenses.

ASSET TRANSFERS FROM OTHER PLANS

During 2001, certain other employee benefit plans of the Company were merged with the Plan. These assets were placed into the investment elections offered by the Plan at the employee's election.

VESTING

A participant is 100% vested in his or her contributions at all times. Vesting in employer matching contributions occurs 20% for each year of service. Upon reaching five years of service, all employer matching contributions are fully vested. Years of service attributable

                                                                           4



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

            Mail-Well Corporation 401(k) Savings Retirement Plan
                             for Union Employees

                  Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

to predecessor companies prior to such individual being employed by the Company are recognized in full for vesting purposes. All employer matching contributions become fully vested upon retirement, disability or death of the participant.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants elect to invest their contributions in any of 11 options managed by Putnam Investments: PIM Total Return, Algers Small Cap Fund, Growth Fund, Balanced Fund, Conservative Fund, Putnam International Growth Fund, Investors Fund, The George Putnam Fund of Boston, The Putnam Fund for Growth & Income, S&P 500 Fund, and Putnam Stable Value Fund; in addition, participants may elect to invest their contributions in the Mail-Well Stock Fund.

LOANS TO PARTICIPANTS

Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear an interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participants' nonforfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to a maximum of 15 years.

PAYMENT OF BENEFITS

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance with the Company until normal retirement age if their account balance is greater than $5,000. Benefits are recorded when paid. The Plan provides for advance distribution for hardship if certain conditions are met.

EXPENSES

Certain of the Plan's administrative expenses are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts. Participants pay fees for loans and withdrawals.

                                                                           5



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            Mail-Well Corporation 401(k) Savings Retirement Plan
                             for Union Employees

                  Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

FORFEITURES

Upon termination by a participant, employer matching contributions that have not vested are used to offset administrative expenses. Any forfeitures remaining shall then be used to reduce employer contributions for the Plan year immediately following the Plan year in which the forfeiture occurs.

PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan recognizes income, expenses and other changes in net assets available for benefits using the accrual method of accounting.

The Plan's investments are recorded in the financial statements at fair value based on published market values. Unrealized appreciation (depreciation) of investments during the period is included in net depreciation in fair value of investments. Realized gains and losses on sales of investments are determined using the average-cost basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. FEDERAL INCOME TAX STATUS

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

                                                                           6


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            Mail-Well Corporation 401(k) Savings Retirement Plan
                             for Union Employees

                  Notes to Financial Statements (continued)


4. INVESTMENTS

During the year ended December 30, 2001, the Plan's investments (including investments purchased, sold and held during the period) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

     Mutual funds                                               $(597,504)
     Common stock                                                   5,165
                                                            -----------------
                                                                $(592,339)
                                                            =================

The following represents investments of the Plan's net assets:

                                                                                   DECEMBER 30,
                                                                             2001                2000
                                                                     --------------------------------------
     Mutual Funds
        S&P 500 Fund                                                     $1,420,432          $1,392,641
        Investors Fund                                                      999,403           1,112,545
        Putnam Stable Value Fund                                          1,456,635           1,152,306
        The George Putnam Fund of Boston                                  1,040,096             895,179
        Putnam International Growth Fund                                    296,553             403,486
        PIM Total Return                                                    434,929             293,480
        Algers Small Cap Fund                                               121,176             121,717
        The Putnam Fund for Growth & Income                                 104,983             111,062
        Conservative Fund                                                    63,887              19,954
        Balanced Fund                                                        84,835              45,786
        Growth Fund                                                          29,512              42,810
     Mail-Well Common Stock                                                 356,147             260,074
     Participant loans, 7.0%-10.5%                                          289,688             306,187
                                                                     --------------------------------------
     Total                                                               $6,698,276          $6,157,227
                                                                     ======================================


                                                                           7




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            Mail-Well Corporation 401(k) Savings Retirement Plan
                             for Union Employees

                  Notes to Financial Statements (continued)


5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on the cash basis of accounting by the Plan's trustee.

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 30, 2001 and 2000:

                                                                         2001                  2000
                                                                  ------------------    ------------------
     Net assets available for benefits per the financial
        statements                                                    $6,757,244            $6,180,514
     Employer's contribution receivable                                  (20,229)               (6,965)
     Participants' contributions receivable                              (38,739)              (16,322)
                                                                  ------------------    ------------------
     Net assets available for benefits per the Form 5500              $6,698,276            $6,157,227
                                                                  ==================    ==================

Following is a reconciliation of contributions to participant accounts per the financial statements to the Form 5500 for the year ended December 30, 2001:

                                                                          EMPLOYER            EMPLOYEE
                                                                       CONTRIBUTIONS       CONTRIBUTIONS
                                                                      -------------------------------------
     Contributions made to participant accounts
        per the financial statements                                      $559,333           $1,068,144
     Contribution receivables not
        recorded on the Form 5500 at December 30, 2000                       6,965               16,322
     Contribution receivables not
        recorded on the Form 5500 at December 30, 2001                     (20,229)             (38,739)
                                                                      -------------------------------------
     Contributions made to participant accounts
        per the Form 5500                                                 $546,069           $1,045,727
                                                                      =====================================

6. CONTINGENCIES

The Company is involved, from time to time, in litigation relating to the normal course of business. If the Company is unsuccessful in defending itself against claims directly attributable to the Plan, these expenses could be allocated to the Plan as a direct cost and could have a material impact on the operating results.

                                                                           8



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
                            Mail-Well Corporation 401(k) Savings Retirement Plan
                                             for Union Employees

                                         EIN: 84-1250534, Plan: 007

                        Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                              December 30, 2001


                                                                           NUMBER               CURRENT
                   IDENTITY OF ISSUE/DESCRIPTION                          OF SHARES              VALUE
------------------------------------------------------------------------------------------------------------

Mutual Funds of Putnam Investments
   *PIM Total Return                                                          41,820           $  434,929
   *Algers Small Cap Fund                                                      7,993              121,176
   *Growth Fund                                                                3,051               29,512
   *Balanced Fund                                                              8,595               84,835
   *Conservative Fund                                                          7,343               63,887
   *Putnam International Growth Fund                                          14,932              296,553
   *Investors Fund                                                            84,695              999,403
   *The George Putnam Fund of Boston                                          61,874            1,040,096
   *The Putnam Fund for Growth & Income                                        5,864              104,983
   *S&P 500 Fund                                                              50,441            1,420,432
   *Putnam Stable Value Fund                                               1,456,635            1,456,635
*Mail-Well Common Stock                                                       78,446              356,147
*Participant loans, 7.0%-10.5%                                                                    289,688
                                                                                          ------------------
Total                                                                                         $6,698,276
                                                                                          ==================

* Investments with a party in interest

                                                                     9




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                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: July 12, 2002           Mail-Well Corporation Savings Retirement Plan
                              for Union Employees

                              /s/ Roger Wertheimer

                              Roger Wertheimer
                              Secretary